

February 3, 2012

<u>Via E-mail</u>
Mr. Michael S. Olsen
Executive Vice President and Chief Financial Officer
Joy Global Inc.
100 East Wisconsin Avenue, Suite 2780
Milwaukee, Wisconsin 53202

> **Re: Joy Global Inc.**
> **Form 10-K for the year ended October 28, 2011**
> **Filed December 22, 2011**
> **Amendment No. 1 to Form 8-K dated June 22, 2011**
> **Filed September 2, 2011**
> **File No. 001-09299**

Dear Mr. Olsen:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 28, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Results, page 27

1.   Please tell us where you disclose how you calculate the amount of bookings.

Financial Statements

Consolidated Statements of Cash Flows, page F-8

2.   We note that in using the indirect method, you start your fiscal 2011 reconciliation of cash flows provided by operating activities with income from continuing operations. While you also show an amount for loss from discontinued operations, it is not clear why this amount is presented since it is apparently not included in the totals presented. Please amend your Form 10-K to present a Statement of Cash Flows that begins the reconciliation of cash flows provided by operating activities with net income, consistent with ASC 230-10-45-28.

Note 2. Significant Accounting Policies, page F-10

Revenue Recognition, page F-11

3.   We note the discussion of your cost per ton program on page 8 whereby customers pay fixed prices for each ton of material mined. Please tell us about your revenue recognition policies with respect to these sales and quantify the sales for the periods presented. Discuss your consideration of the disclosure requirements of SAB Topic 13.B.

Note 23. Subsidiary Guarantees, page F-44

4.   Please tell us whether each subsidiary guarantor is 100% owned and whether each guarantee of the security registered is *full*, unconditional, and joint and several with all other subsidiary guarantees. Refer to Rule 3-10(b) of Regulation S-X. In that regard, please explain what happens when the issuer of the guaranteed security has failed to make a scheduled payment. Tell us whether the guarantor is obligated to make the scheduled payment immediately and, if it doesn't, can any holder of the guaranteed security immediately bring suit directly against the guarantor for payment of all amounts due and payable. See the definition included in Rule 3-10(h) of Regulation S-X. Also discuss the extent to which the arrangement permits a guarantor to opt out of its obligation prior to or during the term of the debt.

5.   Please tell us where you have disclosed the legal aspects of the guarantee arrangement that would be material for an investor to evaluate the sufficiency of the guarantee, the investors' priority position in the event of a default by the issuer, and any significant restrictions on the issuer's ability to obtain funds from its guarantors by dividend, loan, or other means.

Amendment No. 1 to Form 8-K filed on September 2, 2011

Exhibit 99.2

6.   We note that the amounts of the pro forma adjustments are aggregated. Please show us the amounts associated with each adjustment. For example, for the year ended October 29, 2010, please show us the amounts of adjustments for (a) the elimination of transactions between the two companies and (b) an adjustment for amortization and depreciation expense and as of April 29, 2011 show us the changes included in the total pr forma adjustment of $518,119 to cash and cash equivalents. Please also include any significant assumptions used to determine the amount of your adjustments.

Note 2

7.   Please tell us the nature of the adjustments of $28,269 to other current assets, $149,599 to non-current assets of discontinued operations, and $85,504 for other accrued liabilities.

Note 3

8.   Please tell us how you evaluated and accounted for the preexisting distributorship relationship in your acquisition. Refer to ASC 805-10-55-20 through 55-23. Tell us how you determined the amount of the adjustments in the balance sheet and statements of income.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant